Halifax Road
Bradford BD6 2SZ
Tel +44 (0)1274 600111
Fax +44 (0)1274 608608
www.keldagroup.com

Securities and Exchange Commission
450 Fifth Street N.W.
Washington
D.C.20549
U.S.A.

SUPPL

06016119

Our Ref: LB/CS/24/3

Your Ref: 82-2782

15 August 2006

Dear Sirs

RE: Stock Exchange Announcement

Please find attached copies of stock exchange announcements issued on behalf of Kelda Group plc from 27 July to 14 August 2006:

- Notification of Major Interests in Shares – Barclays Plc
- Notification of Major Interests in Shares – Prudential plc
- Notification of Major Interests in Shares – Deutsche Bank
- Notification of Major Interests in Shares – Prudential plc
- Notification of Major Interests in Shares – Deutsche Bank

These document(s) are being made pursuant to Rule 12g3 – 2 (b), please note the file number for your reference 82-2782.

PROCESSED
AUG 23 2006 E
THOMSON
FINANCIAL

Yours faithfully

L. Bryenton

Lesley Bryenton
Shareholder Relations Officer

dw 8/22

Registered Office
Kelda Group plc, Western House
Halifax Road, Bradford BD6 2SZ
Registered in England and Wales
No 2366627

Regulatory Announcement

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Company	Kelda Group PLC
TIDM	KEL
Headline	Holding(s) in Company
Released	15:49 14-Aug-06
Number	PRNUK-1408

KeldaGroup

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1. Name of company

   Kelda Group plc

2. Name of shareholder having a major interest

   Deutsche Bank

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

   NOT DISCLOSED

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

   DEUTSCHE BANK AG AND ITS SUBSIDIARIES 12,282,637

5. Number of shares/amount of stock acquired	6. Percentage of issued class	7. Number of shares /amount of stock disposed	8. Percentage of issued class
NOT DISCLOSED	NOT DISCLOSED	NOT DISCLOSED	NOT DISCLOSED

9. Class of security	10. Date of transaction	11. Date company informed
Ordinary Shares of 15 5/9 pence	NOT DISCLOSED	11 August 2006

12. Total holding following this notification

    12,282,637

13. Total percentage holding of issued class following this notification

    3.30%

14. Any additional information

    NONE

15. Name of contact and telephone number for queries

    Christopher Hill - 01274 804 135

16. Name and signature of authorised company official responsible for making this notification

    Christopher Hill - Assistant Company Secretary

Date of notification: 14 August 2006

END

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Regulatory Announcement

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Company	Kelda Group PLC
TIDM	KEL
Headline	Holding(s) in Company
Released	09:58 14-Aug-06
Number	PRNUK-1408

KeldaGroup

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1. Name of company

Kelda Group plc

2. Name of shareholder having a major interest

Prudential plc

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

NOT DISCLOSED

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

J P MORGAN NOMINEES	125,312
PRUCLT HSBC GIS NOM(UK) PAC AC	13,725,219
PRUCLT HSBC GIS NOM(UK)PPL AC	116,793

5. Number of shares/amount of stock acquired	6. Percentage of issued class	7. Number of shares /amount of stock disposed	8. Percentage of issued class
NOT DISCLOSED	not disclosed	Not disclosed	NOT DISCLOSED

9. Class of security	10. Date of transaction	11. Date company informed
Ordinary Shares of 15 5/9 pence	NOT DISCLOSED	11 August 2006

12. Total holding following this notification

13,967,324

13. Total percentage holding of issued class following this notification

3.89%

14. Any additional information

n/a

15. Name of contact and telephone number for queries

Christopher Hill - 01274 804 135

16. Name and signature of authorised company official responsible for making

this notification

Christopher Hill - Assistant Company Secretary

Date of notification: 14 August 2006

END

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Regulatory Announcement

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Company	Kelda Group PLC
TIDM	KEL
Headline	Holding(s) in Company
Released	09:50 07-Aug-06
Number	PRNUK-0708

KeldaGroup

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1. Name of company

Kelda Group plc

2. Name of shareholder having a major interest

Deutsche Bank

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

NOT DISCLOSED

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

NOT DISCLOSED

5. Number of shares/amount of stock acquired	6. Percentage of issued class	7. Number of shares /amount of stock disposed	8. Percentage of issued class
NOT DISCLOSED	not disclosed	Not disclosed	NOT DISCLOSED

9. Class of security	10. Date of transaction	11. Date company informed
Ordinary Shares of 15 5/9 pence	NOT DISCLOSED	4 August 2006

12. Total holding following this notification

15,845,933

13. Total percentage holding of issued class following this notification

4.25%

14. Any additional information

15. Name of contact and telephone number for queries

Christopher Hill - 01274 804 135

16. Name and signature of authorised company official responsible for making this notification

Christopher Hill - Assistant Company Secretary

Date of notification:7 August2006

END

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Regulatory Announcement

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Company	Kelda Group PLC
TIDM	KEL
Headline	Holding(s) in Company
Released	10:42 03-Aug-06
Number	PRNUK-0308

KeldaGroup

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1. Name of company

Kelda Group plc

2. Name of shareholder having a major interest

Prudential plc

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Not disclosed

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

J P MORGAN NOMINEES	225,305
PRUCLT HSBC GIS NOM(UK) PAC AC	14,205,219
PRUCLT HSBC GIS NOM(UK)PPL AC	116,793

5. Number of shares/amount of stock acquired	6. Percentage of issued class	7. Number of shares /amount of stock disposed	8. Percentage of issued class
NOT DISCLOSED	not disclosed	Not disclosed	NOT DISCLOSED

9. Class of security	10. Date of transaction	11. Date company informed
Ordinary Shares of 15 5/9 pence	NOT DISCLOSED	2 August 2006

12. Total holding following this notification

14,547,317

13. Total percentage holding of issued class following this notification

4.05%

14. Any additional information

15. Name of contact and telephone number for queries

Christopher Hill - 01274 804 135

16. Name and signature of authorised company official responsible for making

this notification

Christopher Hill - Assistant Company Secretary

Date of notification: 3 August 2006

END

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Regulatory Announcement

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Company	Kelda Group PLC
TIDM	KEL
Headline	Holding(s) in Company
Released	14:05 27-Jul-06
Number	PRNUK-2707

KeldaGroup

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1. Name of company

   Kelda Group plc

2. Name of shareholder having a major interest

   Barclays Plc

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

   Not disclosed

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Bank of New York	26,552
Barclays Capital Nominees Limited	268,048
Barclays Capital Nominees Limited	315,883
Barclays Capital Nominees Limited	10,000
Barclays Global Investors Canada	25,674
Barclays Trust Co DMC69 C 000000000000000000	1,800
Barclays Trust Co E99 C 000000000000000000	1,400
Barclays Trust Co R69 C 000000000000000000	20,197
BNP Paribas	48,287
Chase Nominee Ltd A/c 16376	182,146
Chase Nominee Ltd A/c 20947	2,213,899
Chase Nominee Ltd A/c 21359	214,177
Chase Nominee Ltd A/c 28270	118,187
Chase Nominee Ltd A/c 28270	10,389
CIBC Mellon Global Securities	37,036

Clydesdale Nominees HGB0125 A/c 00068640801	7,100
Gerrard Nominees Limited A/c 607486	600
Greig Middleton Nominees Limited (GM1)	16,250
Investors Bank and Trust Co.	63,879
Investors Bank and Trust Co.	1,893,594
Investors Bank and Trust Co.	65,073
Investors Bank and Trust Co.	6,031
Investors Bank and Trust Co.	34,423
Investors Bank and Trust Co.	3,381
Investors Bank and Trust Co.	130,695
Investors Bank and Trust Co.	791,584
Investors Bank and Trust Co.	375,284
Investors Bank and Trust Co.	1,866,173
Investors Bank and Trust Co.	43,575
Investors Bank and Trust Co.	64,505
Investors Bank and Trust Co.	10,762
Investors Bank and Trust Co.	117,537
Investors Bank and Trust Co.	21,392
JP Morgan (BGI Custody) A/c 16331	100,921
JP Morgan (BGI Custody) A/c 16338	22,548
JP Morgan (BGI Custody) A/c 16341	191,482
JP Morgan (BGI Custody) A/c 16341	38,209
JP Morgan (BGI Custody) A/c 16342	47,033
JP Morgan (BGI Custody) A/c 16344	12,262
JP Morgan (BGI Custody) A/c 16345	25,100
JP Morgan (BGI Custody) A/c 16400	2,799,509
JP Morgan (BGI Custody) A/c 18409	280,478
JPMorgan Chase Bank	3,453
JPMorgan Chase Bank	5,499
JPMorgan Chase Bank	22,492
JPMorgan Chase Bank	7,518
JPMorgan Chase Bank	12,244

JPMorgan Chase Bank	264,914
JPMorgan Chase Bank	33,798
JPMorgan Chase Bank	10,014
JPMorgan Chase Bank	3,408
JPMorgan Chase Bank	54,148
JPMorgan Chase Bank	18,581
JPMorgan Chase Bank	40,000
JPMorgan Chase Bank	37,453
JPMorgan Chase Bank	200,106
JPMorgan Chase Bank	50,228
JPMorgan Chase Bank	2,844
Mellon Trust - US Custodian /	84,352
Mellon Trust - US Custodian /	14,683
Mellon Trust of New England	49,835
Mitsui Asset	5,812
Northern Trust Bank - BGI SEPA	27,566
Northern Trust Bank - BGI SEPA	128,048
Northern Trust Bank - BGI SEPA	105,837
R C Greig Nominees Limited	89,579
R C Greig Nominees Limited a/c AK1	15,717
R C Greig Nominees Limited a/c BL1	3,715
R C Greig Nominees Limited a/c GP1	4,102
R C Greig Nominees Limited a/c SA1	3,540
State Street Bank & Trust - WI	145,593
State Street Bank & Trust Co	51,566
State Street Boston	192,374
State Street Trust of Canada -	85,293
The Northern Trust Company - U	61,182
Trust & Custody Services Bank	632
Trust & Custody Services Bank	3,577
Zeban Nominees Limited	2,306

5. Number of 6. Percentage of 7. Number of shares 8. Percentage of

shares/amount of stock acquired	issued class	/amount of stock disposed	issued class
NOT DISCLOSED	not disclosed	Not disclosed	NOT DISCLOSED

9. Class of security	10. Date of transaction	11. Date company informed
Ordinary Shares of 15 5/9 pence	NOT DISCLOSED	27 JULY 2006

12. Total holding following this notification

14,365,064

13. Total percentage holding of issued class following this notification

4.01%

14. Any additional information

15. Name of contact and telephone number for queries

Christopher Hill - 01274 804135

16. Name and signature of authorised company official responsible for making this notification

Lesley Bryenton

Date of notification:27 July 2006

END

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